SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 29 January 2007

                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 29 January 2007 re: Director Declaration


The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS
                                                            29th January, 2007




Dear Sirs

Lloyds TSB Group plc and Lloyds TSB Bank plc

Notification of change in director's details


Sir Julian Horn-Smith, a director of both Lloyds TSB Group plc and Lloyds TSB Bank plc, has ceased to be a director of Smiths Group plc.


This notification is made to comply with LR 9.6.14 R of the listing rules.

Yours faithfully


        A.J. Michie

        Secretary


Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   29 January 2007